On February 19, 1998 at a Special Meeting of Shareholders of Franklin Templeton Japan Fund, the shareholders approved the liquidation and dissolution of the Fund. The results of the voting are as follows:


                                             % of outstanding
                          No. of Shares          shares         % of Shares Voted

For                           504,734            37.82%            76.34%
Against                       156,387            11.72%            23.66%
Abstain                        33,632             2.52%              --
Broker Non-Votes               12,092             0.91%              --
                              -------            -----            ------
TOTAL                         706,845            52.97%           100.00%